Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-278797-03

NORTHERN STATES POWER COMPANY

(a Wisconsin corporation)

$250,000,000 5.65% FIRST MORTGAGE BONDS, SERIES DUE JUNE 15, 2054

Issuer:	Northern States Power Company (a Wisconsin corporation)

Issue Format:	SEC Registered

Expected Ratings*:	A1/A/A+ (Stable/Negative/Stable) (Moody’s/S&P/Fitch)

Security Type:	First Mortgage Bonds

Pricing Date:	June 17, 2025

Settlement Date:	June 23, 2025 (T+3)

Principal Amount:	$250,000,000 (Reopening of 5.65% First Mortgage Bonds, Series due June 15, 2054, of which $400,000,000 was previously issued on May 16, 2024, for a total principal amount outstanding of $650,000,000)

Maturity Date:	June 15, 2054

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing December 15, 2025

Reference Benchmark:	4.625% due February 15, 2055

Benchmark Price:	95-07

Benchmark Yield:	4.933%

Spread to Benchmark Treasury:	+91 bps

Yield to Maturity:	5.843%

Coupon:	5.65%

Price to Public:	97.318% of the principal amount, plus accrued interest from and including June 15, 2025 to, but excluding, the date of delivery (the total amount of accrued interest on June 23, 2025 will be $2.51 per $2,000 principal amount of the First Mortgage Bonds)

Net Proceeds to Issuer:	$241,107,500 (after deducting the underwriting discount but before transaction expenses (and not including the amount of accrued interest paid by the purchasers of the First Mortgage Bonds))

Make-Whole Call:	Prior to December 15, 2053 (the par call date), T + 20 bps (calculated to the par call date)

Par Call:	On or after December 15, 2053, at par

CUSIP/ISIN:	665789 BC6 / US665789BC69

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BNP Paribas Securities Corp. CIBC World Markets Corp. RBC Capital Markets, LLC

Co-Manager:	Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., toll-free at (800) 854-5674, CIBC World Markets Corp., toll-free at (800) 282-0822 or RBC Capital Markets, LLC, toll free at (866) 375-6829.